Exhibit 99.1

GREAT PANTHER SILVER LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2014 and 2013

Expressed in Canadian Dollars

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Great Panther Silver Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Silver Limited and all related financial information contained in the Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 1992), the Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the independent auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2014, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 1992). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in their report which appears herein.

“Robert A. Archer”	“Jim A. Zadra”
Chief Executive Officer	Chief Financial Officer
March 3, 2015	March 3, 2015

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Great Panther Silver Limited

We have audited the accompanying consolidated financial statements of Great Panther Silver Limited, which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG Confidential

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Great Panther Silver Limited as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Panther Silver Limited’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2015 expressed an unqualified opinion on the effectiveness of Great Panther Silver Limited’s internal control over financial reporting.

(KPMG LLP signed)

Chartered Accountants

March 3, 2015

Vancouver, Canada

2

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Great Panther Silver Limited

We have audited Great Panther Silver Limited’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Great Panther Silver Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled Management’s Statement of Responsibility for Financial Reporting. Our responsibility is to express an opinion on Great Panther Silver Limited’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG Confidential

In our opinion, Great Panther Silver Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Great Panther Silver Limited as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and our report dated March 3, 2015 expressed an unqualified opinion on those consolidated financial statements.

(KPMG LLP signed)

Chartered Accountants

March 3, 2015

Vancouver, Canada

2

Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian dollars)

As at December 31, 2014 and 2013

	2014	2013

Assets

Current assets:
Cash and cash equivalents	$17,968	$21,760
Trade and other receivables (note 6)	10,697	14,483
Income taxes recoverable	170	570
Inventories (note 7)	8,928	7,212
Other current assets (note 8)	750	725
	38,513	44,750
Non-current assets:
Mineral properties, plant and equipment (note 9)	29,770	51,276
Exploration and evaluation assets (note 10)	3,081	3,181
Intangible assets (note 11)	366	665
Deferred tax asset (note 19)	71	247
	$71,801	$100,119

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables (note 12)	$5,606	$6,527

Non-current liabilities:
Reclamation and remediation provision (note 13)	3,378	2,440
Deferred tax liability (note 19)	4,088	2,332
	13,072	11,299

Shareholders’ equity:
Share capital (note 14)	124,178	123,022
Reserves	10,298	8,532
Deficit	(75,747)	(42,734)
	58,729	88,820
	$71,801	$100,119

See accompanying notes to the consolidated financial statements.

Nature of operations (note 1)

Commitments and contingencies (note 21)

Subsequent events (note 24)

Approved by the Board of Directors

“Robert W. Garnett”	“Jeffrey R. Mason”
Robert W. Garnett, Director	Jeffrey R. Mason, Director

1

Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of Canadian dollars, except per share data)

For the years ended December 31, 2014 and 2013

	2014	2013

Revenue	$54,390	$53,954
Cost of sales
Production costs	43,615	39,822
Amortization and depletion	16,570	13,047
Share-based payments	366	445
	60,551	53,314

Gross profit (loss)	(6,161)	640

General and administrative expenses
Administrative expenses	6,450	7,156
Amortization and depletion	311	300
Share-based payments	329	380
	7,090	7,836

Exploration, evaluation and development expenses
Exploration, evaluation and development expenses	4,429	2,306
Share-based payments	161	86
	4,590	2,392

Impairment of mineral properties, plant and equipment (note 5)	11,743	12,042

	(29,584)	(21,630)

Finance and other income (expense)
Interest income	226	335
Finance costs	(58)	(53)
Foreign exchange gain (loss)	(1,349)	4,648
Other income (expense) (note 15)	(173)	493
	(1,354)	5,423

Loss before income taxes	(30,938)	(16,207)

Income tax expense (recovery) (note 19)
Current	191	183
Deferred	1,884	(3,661)
	2,075	(3,478)
Net loss for the year	$(33,013)	$(12,729)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	1,314	296
Change in fair value of available-for-sale financial assets	(6)	(71)
	1,308	225
Total comprehensive loss for the year	$(31,705)	$(12,504)

Loss per share (note 14(d))
Basic	$(0.24)	$(0.09)
Diluted	$(0.24)	$(0.09)

See accompanying notes to the consolidated financial statements.

2

Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of Canadian dollars)

For the years ended December 31, 2014 and 2013

	Share Capital		Reserves
	Number of shares (000’s)	Amount	Share options and warrants	Foreign currency translation	Available- for-sale	Total reserves	Deficit	Total share- holders’ equity

Balance at January 1, 2013	137,860	$122,444	$11,877	$(4,147)	$(144)	$7,586	$(30,005)	$100,025
Share options exercised	560	578	(190)	-	-	(190)	-	388
Share-based payments	-	-	911	-	-	911	-	911
Comprehensive income (loss)	-	-	-	296	(71)	225	(12,729)	(12,504)
Balance at December 31, 2013	138,420	$123,022	$12,598	$(3,851)	$(215)	$8,532	$(42,734)	$88,820

Balance at January 1, 2014	138,420	$123,022	$12,598	$(3,851)	$(215)	$8,532	$(42,734)	$88,820
Share options exercised	1,142	1,156	(398)	-	-	(398)	-	758
Share-based payments	-	-	856	-	-	856	-	856
Comprehensive income (loss)	-	-	-	1,314	(6)	1,308	(33,013)	(31,705)
Balance at December 31, 2014	139,562	$124,178	$13,056	$(2,537)	$(221)	$10,298	$(75,747)	$58,729

See accompanying notes to the consolidated financial statements.

3

Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

For the years ended December 31, 2014 and 2013

	2014	2013

Cash flows from operating activities

Net loss for the year	$(33,013)	$(12,729)
Items not involving cash:
Amortization and depletion	16,881	13,347
Impairment of mineral properties, plant and equipment (note 5)	11,743	12,042
Unrealized foreign exchange loss (gains)	1,925	(3,671)
Deferred income tax expense (recovery)	1,884	(3,661)
Share-based payments	856	911
Gains on disposition of plant and equipment	(11)	(51)
Other non-cash items (note 22)	1,008	(282)
	1,273	5,906

Interest received	191	263
Income taxes paid	(292)	(674)
Net cash from operating activities before changes in non-cash working capital	1,172	5,495

Changes in non-cash working capital:
Decrease in trade and other receivables	3,879	3,689
Decrease (increase) in income taxes recoverable	387	(440)
Increase in inventories	(1,211)	(22)
Decrease (increase) in other current assets	(52)	1,288
Decrease in trade and other payables	(701)	(1,392)
Net cash from operating activities	3,474	8,618

Cash flows from investing activities:
Additions to intangible assets	(18)	(256)
Additions to mineral properties, plant and equipment	(8,428)	(13,524)
Proceeds from disposal of plant and equipment	15	62
Proceeds from short-term investments	-	5,085
Net cash used in investing activities	(8,431)	(8,633)

Cash flows from financing activities:
Proceeds from exercise of options	758	388
Net cash from financing activities	758	388

Effect of foreign currency translation on cash and cash equivalents	407	652

Increase (decrease) in cash and cash equivalents	(3,792)	1,025
Cash and cash equivalents, beginning of year	21,760	20,735
Cash and cash equivalents, end of year	$17,968	$21,760

See accompanying notes to the consolidated financial statements.

4

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

1.	Nature of operations

Great Panther Silver Limited (the “Company”) is a public company which is listed on the Toronto Stock Exchange and on the NYSE MKT and is incorporated and domiciled in Canada.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within Latin America. The Company wholly owns two producing mines: the Topia Mine and the Guanajuato Mine Complex (“GMC”). The GMC comprises the Company’s Guanajuato Mine and Cata processing plant, and the San Ignacio satellite mine. The Company also has two other mineral property interests in the exploration stage, El Horcon and Santa Rosa.

2.	Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved by the Board of Directors on March 3, 2015.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company's entities and to all years presented in these consolidated financial statements:

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries: Minera Mexicana el Rosario, S.A. de C.V.; Metalicos de Durango, S.A. de C.V.; Minera de Villa Seca, S.A. de C.V.; Great Panther Silver Peru S.A.C.; Great Panther Finance Canada Limited; and GP Finance International S.a. r.l. All intercompany balances and transactions are eliminated on consolidation.

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	Derivative financial instruments are measured at fair value;

•	Financial instruments at fair value through profit or loss are measured at fair value; and

•	Available-for-sale financial assets are measured at fair value.

(c)	Foreign currency translation

These consolidated financial statements are presented in Canadian dollars which is the Canadian Company’s presentation currency and functional currency. The functional currency of the Company’s three Mexican subsidiaries is the Mexican peso. The functional currency of the Company’s Canadian and Luxembourg subsidiaries is the US dollar.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income.

5

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies - continued

Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the Company’s subsidiaries are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

▪	Income and expenses for each statement of comprehensive income are translated at average exchange rates, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions; and

•	All resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income as part of the gain or loss on sale.

(d)	Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at amortized cost. Cash and cash equivalents consist of cash on deposit with banks and highly liquid investments that are readily convertible to known amounts of cash and have maturity dates at the date of purchase of three months or less.

(e)	Short-term investments

Short-term investments are carried in the statement of financial position at amortized cost. The Company’s short-term investments consist mainly of guaranteed investment certificates which offer a guaranteed rate of return with original maturity dates in excess of three months.

(f)	Inventories

Inventories consist of:

•	Ore stockpiles and concentrate inventories which are valued at the lower of weighted average cost and net realizable value. Costs include production costs and amortization and depletion directly attributable to the inventory production process. Net realizable value is the expected selling price for the finished product less the costs to get the product into saleable form and to the selling location.

•	Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of weighted average cost and replacement cost which approximates net realizable value. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant and equipment.

•	Silver bullion, to be minted and sold as coins and bars, is recorded at lower of cost and net realizable value.

(g)	Mineral properties, plant and equipment

Mineral properties

Mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met: there is a probable future benefit that will contribute to future cash inflows; the Company can obtain the benefit and control access to it; and, the transaction or event giving rise to the benefit has already occurred.

Producing mineral properties acquired through business acquisitions are recognized at fair value on the acquisition date. Where applicable, the estimated cost of mine closure and restoration for the property is included in the cost of mineral properties.

6

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies - continued

Plant and equipment

Plant and equipment is originally recorded at cost at the time of construction, purchase, or acquisition, and is subsequently measured at cost less accumulated amortization and impairment. Cost includes all costs required to bring the item into its intended use.

Costs incurred for major overhaul of existing equipment or infrastructure are capitalized as plant and equipment and are subject to amortization once they are commissioned. Costs associated with routine maintenance and repairs are charged to operations as incurred.

Amortization and depletion

Effective January 1, 2014, the Company applied a change in estimate to the amortization and depletion of its Guanajuato mineral property assets. Based on its recent updated mineral resource estimate for the GMC, the Company determined that sufficient resource information was available to form a basis for the application of the units-of-production method. The Company determined that the units-of-production method better reflects the consumption of the mine’s capitalized development costs associated with the established Measured and Indicated Resource base. The change in amortization method has been applied prospectively under the requirements of IFRS. The GMC mineral property asset was previously depleted on a straight-line basis based on the estimated remaining mine life. The remaining assets at the GMC continue to be amortized on a straight-line basis over their respective estimated useful lives. The change in amortization method did not have a significant impact on annual amortization.

Mineral properties for the Topia Mine are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property.

Plant and equipment is amortized using the straight-line method over the remaining life of the mine, or over the remaining useful life of the asset, if shorter. All other equipment, buildings and furniture and fixtures which do not relate directly to the mining operations are amortized over the useful life of the asset. Land is not amortized.

The following amortization rates are used by the Company for plant equipment, buildings and furniture and fixtures which do not relate specifically to the mining development and drilling activities:

Computer equipment	straight-line over the estimated useful life of 3 years
Furniture and fixtures	straight-line over the estimated useful life of 5 years
Office equipment	straight-line over the estimated useful life of 5 years
Leasehold improvements	straight-line over the term of the lease

When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

(h)	Exploration and evaluation assets

Exploration properties

Exploration properties represent properties for which the Company has not yet performed sufficient exploration work to determine whether significant mineralization exists. Exploration properties are carried at the cost of acquisition and included in exploration and evaluation assets. Exploration expenditures incurred on such properties are expensed as incurred as exploration expenditures in the statement of comprehensive income. Examples of exploration expenditures that are expensed under this policy include: topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; and sampling. The Company considers its Santa Rosa and El Horcon Projects to be exploration properties as at December 31, 2014.

Evaluation properties

Evaluation properties represent properties for which the Company has identified a mineral resource of such quantity and grade or quality that it has reasonable prospects for economic extraction. A mineral resource is considered to have reasonable prospects for economic extraction when the Company has sufficient information to determine that extraction is viable and feasible at expected long-term metal prices. Expenditures made in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource are capitalized and included in exploration and evaluation assets. Evaluation expenditures include the costs of drilling, sampling and other costs related to defining and delineating the mineral deposit.

When the technical feasibility and commercial viability of the extraction of mineral resources associated with the Company’s evaluation properties are demonstrable and management has made a decision to proceed with development, the capitalized costs associated with evaluation assets are reclassified from exploration and evaluation assets to mineral properties and are tested for impairment at that time.

7

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies - continued

Amortization and depletion

Exploration and evaluation assets are not subject to depletion or amortization, but rather are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

(i)	Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and are not recognized in the Company’s statement of financial position.

(j)	Intangible assets

Intangible assets that are acquired by the Company, which includes computer software and costs of computer software customization and implementation, are stated at cost less accumulated amortization and impairment losses. Amortization is recorded in cost of sales or general and administrative expenses in the statement of comprehensive income on a straight line basis over the estimated useful lives of the intangible assets. The estimated useful life for computer software is 3 years.

(k)	Impairment of non-financial assets

Exploration and evaluation assets are tested for impairment when circumstances indicate that the carrying value may not be recoverable. When facts and circumstances suggest that the carrying amount of an asset exceeds its recoverable amount, the Company performs an impairment test by comparing the net present value of the estimated future cash flows to the carrying amount of the relevant exploration and evaluation property. When the carrying value exceeds the recoverable amount of the relevant exploration and evaluation property, an impairment charge is recorded and the property is written down to its recoverable amount. In addition, exploration and evaluation assets are tested for impairment at the date they are transferred to mineral properties, plant and equipment.

The Company’s mineral properties, plant and equipment are reviewed for any indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and the asset’s value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in net income or loss for the period, and the carrying value of the asset on the statement of financial position is reduced to its recoverable amount. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral properties is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, discounted by an appropriate pre-tax discount rate to arrive at a net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal. Value in use is determined by applying assumptions specific to the Company’s continued use which includes future development. As such, these assumptions may differ from those used in calculating fair value.

In testing for indicators of impairment and performing impairment calculations, assets are grouped in cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. The estimates of future discounted cash flows are subject to risks and uncertainties including estimated production, grades, recoveries, future metals prices, discount rates, exchange rates and operating costs.

Non-financial assets other than goodwill that have suffered an impairment are evaluated for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not been recorded.

(l)	Share-based payments

Equity-settled share-based payment arrangements such as the Company’s stock option plan are measured at fair value at the date of grant and recorded within equity. The fair value at grant date of all share-based payments is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders’ equity. The Company estimates the fair value of share options granted using the Black-Scholes option pricing model.

8

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies - continued

(m)	Revenue recognition

The Company recognizes revenue from the sale of concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statements of comprehensive income net of treatment and refining costs paid to counterparties under terms of the off-take arrangements and net of mining duties calculated on applicable gross revenue. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in the market metal prices results in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

(n)	Reclamation and remediation provisions

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the cost of future reclamation and remediation as a liability when: the Company has a legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reasonable estimate of the obligation can be made. The liability is measured initially by discounting expected costs to the net present value using pre-tax rates and risk assumptions specific to the liability. The resulting cost is capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to the statement of comprehensive income as finance cost, and any change in the amount or timing of the underlying cash flows with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties. The amount charged to the carrying value of the assets is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates. The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

Changes in the reclamation and remediation provision subsequent to the related asset reaching the end of its useful life and any excess of actual reclamation and remediation costs over the amount of initially estimated reclamation and remediation provision are recognized in the statement of comprehensive income when determined.

(o)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short term investments, marketable securities, trade and other receivables, and trade and other payables. These financial instruments are classified as either financial assets at fair value through profit or loss, available-for-sale, held-to-maturity, loans and receivables, financial liabilities at fair value through profit or loss or financial liabilities at amortized cost. Management determines their classification at initial recognition.

Transaction costs are expensed as incurred for financial instruments classified as financial assets at fair value through profit or loss. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and financial liabilities at amortized cost.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any other financial asset categories. The Company’s marketable securities are classified as available-for-sale and are initially and subsequently recorded at fair value. Changes in fair value, other than impairment losses are recognized in other comprehensive income (loss) and presented in the fair value reserve in shareholders’ equity. When the financial assets are sold or an impairment write-down is required, losses accumulated in the fair value reserve recognized in shareholders’ equity are included in the statement of comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s cash and cash equivalents, guaranteed investment certificates classified within short term investments, and trade and other receivables are classified as loans and receivables and are initially measured at fair value and subsequently measured at amortized cost less any impairment.

9

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies - continued

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held for trading in the near future or is designated as such upon initial recognition. The Company’s derivative liabilities are classified as fair value through profit or loss. They are initially and subsequently recorded at fair value and changes in fair value are recognized in the statement of comprehensive income. In the case of cash flow hedge transactions that qualify for hedge accounting treatment, gains and losses would be recognized in other comprehensive income if designated as hedges for accounting purposes. The Company has elected not to apply hedge accounting to these instruments.

Financial liabilities at amortized cost

Financial liabilities at amortized cost are non-derivative financial liabilities that are not classified as financial liabilities at fair value through profit or loss. The Company’s trade and other payables are classified as financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

When the Company enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. All derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently remeasured at their fair value at each statement of financial position date.

Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. The Company’s accounts receivable in respect of unsettled shipments are considered to be embedded derivatives which are adjusted to their fair value at the end of each period.

Impairment of financial instruments

The Company assesses at each financial reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

•	For available-for-sale financial assets, an impairment loss is established when there is a significant or prolonged decline in fair value of the investment or when there is objective evidence that the carrying amount of the investment may not be recovered. The amount of the impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the statement of comprehensive income. Any amounts related to that asset are removed from losses accumulated in the fair value reserve recognized in shareholders’ equity and are included in the statement of comprehensive income. Reversals in respect of available-for-sale financial assets are not reversed through the statement of comprehensive income. Any increase in fair value subsequent to an impairment loss is recognized directly in other comprehensive income until the assets are disposed of.

•	For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of provision account and the amount of the loss is recognized in the statement of comprehensive income within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the statement of comprehensive income.

(p)	Income taxes

Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is included in net income in the period in which the change is substantively enacted. The amount of deferred tax assets recognized is limited to the amount that is, in management’s estimation, probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

10

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies - continued

(q)	Earnings per share

Earnings per share is calculated based on the weighted average number of shares outstanding during the period. The Company follows the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of share options and warrants, if dilutive.

(r)	Segment reporting

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive office and the executive management team (the chief operating decision maker or “CODM”) in assessing performance and in determining allocation of resources. The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures such as net property, plant and equipment as well as operating results. All operating segments’ operating results are reviewed regularly by the Company’s senior management to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has determined the operating segments based on this information.

Segment results that are reported to senior management include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly of corporate office expenses.

(s)	Accounting standards issued and adopted on January 1, 2014

IAS 32 Financial Instruments (amendment)

Presentation was amended relating to application guidance on the offsetting of financial assets and financial liabilities. The amendment to IAS 32 had no effect on previously reported results or on the results for the current period.

IFRIC 21 Levies

In May 2013, IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the recognition of a liability to pay a levy. The adoption of this standard does not have impact on the Company’s consolidated financial statements.

IAS 36 Impairment of assets (amendment)

In May 2013, the IASB issued an amendment for recoverable amount disclosures for non-financial assets. The overall effect of the amendment is to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where applicable. The amendment to IAS 36 did not have a significant impact on the Company’s consolidated financial statements.

(t)	Accounting standards issued but not yet adopted

IFRS 9 Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 15 Revenue from contracts with Customers

In May 2014 the IASB issued a new IFRS 15 Revenue from contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on January 1, 2017. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

11

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

3.	Significant accounting policies - continued

IFRS 7 Financial instruments: Disclosure

Amended to require additional disclosures on transition from IAS 39 to IFRS 9. Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

The main consequence of the amendments is that a full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. Upon adoption, the amendments may impact the Company in respect of future sale or contribution of assets with its associates or joint ventures. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016. The Company is currently evaluating the impact this amendment is expected to have on its consolidated financial statements.

IAS 34 Interim financial reporting: Disclosure

Amended to require interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the greater interim financial report such as Management Discussion and Analysis. Other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact.

4.	Significant accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The Company has identified the following areas where estimates and assumptions are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company’s statement of financial position reported in future periods.

Resource Estimation

The accuracy of resource estimates is a function of the quantity and quality of available data and assumptions made and judgments used in the geological and engineering interpretation, and may be subject to revision based on various factors.  Changes in resource estimates may impact the carrying value of mineral property, plant and equipment, the calculation of amortization and depletion, the capitalization of mine development costs, and the timing of cash flows related to reclamation and remediation provision.

Useful lives of mineral properties, plant and equipment

Mineral properties for the Topia Mine are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property. The estimated remaining life of the producing mineral property is used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and for forecasting the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the National Instrument 43-101 (“NI 43-101”) reports, and management’s intent to operate the property and may ultimately have a material impact on the estimated remaining lives of the properties.

12

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

4.	Significant accounting estimates and judgments - continued

Reclamation and remediation provision

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience. These estimates are based on remediation activities required by environmental laws in Mexico, the expected timing of cash flows, and the pre-tax risk free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption of the rate at which costs may inflate in future periods. Actual results could differ from these estimates. The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of comprehensive income.

Allocation of costs between mine development and production

The Company performs capital mine development and production activities within the same areas of the Guanajuato mine. Therefore, the Company is required to allocate general costs between mine development and production where they cannot be specifically identified as either capital or expense items. The Company allocates general costs between mine development and production using the percentage of cubic metres of material moved. The allocation requires estimates about the nature of the work performed and the volume of material moved. Actual costs could vary from the estimated costs.

Revenue from concentrate sales

Revenue from the sale of metals in concentrate is recorded at the time when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in market metals prices result in an embedded derivative in the related trade accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. During periods of high price volatility, the effect of mark-to-market price adjustments related to the concentrate shipments which remain to be settled could be significant. In addition, actual settlement prices could vary significantly from the estimated prices or forward prices at each reporting date.

Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur which may materially affect the amounts of income tax assets recognized. In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

5.	Impairment of mineral properties, plant and equipment

As at December 31, 2014, management reviewed the carrying amounts of its mineral properties, plant and equipment, and assessed for indicators of impairment. The following factors were considered by management in compliance with IAS 36 - “Impairment of Assets”:

•	Management’s current outlook for long-term silver and gold prices;
•	Forecast production levels and cost per tonne milled based on the 2015 budget;
•	Anticipated capital expenditures over the life of mine; and
•	Anticipated production over the life of mine incorporating Measured and Indicated and Inferred resource tonnes based on the Company’s most recently filed NI 43-101 report.
13

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

5.	Impairment of mineral properties, plant and equipment - continued

Impairment of Guanajuato mineral property

As at December 31, 2014, the Company determined that declines in forecast expectations for long-term silver and gold prices, along with a reduction in Measured, Indicated and Inferred resources, are indicators of impairment for the Guanajuato mineral property. In assessing the recoverable amount at December 31, 2014, the Company calculated the value in use of the mineral property using the latest mineral resource update, valid as of July 31, 2014, which was rolled forward to December 31, 2014 to consider production through to that date. The projected cash flows are based on the following key assumptions:

•	Total estimated production of silver and gold from exhausting all mineral resources that existed as at December 31, 2014;
•	Consensus silver and gold prices and consensus foreign exchange rates;
•	Average silver and gold grades of 189 g/t and 1.77 g/t, respectively;
•	Operating costs estimated at US$103 per tonne milled;
•	Total development and sustaining capital cost estimated at approximately $900 over the life of mine; and
•	Discount rate of 8% (2013: 8-10%).

Consensus metal price and foreign exchange rate estimates are summarized as follows:

	2015	2016	2017	Long-term
Silver prices (US$/oz)	$17.83	$18.00	$19.25	$19.00
Gold prices (US$/oz)	1,250	1,250	1,250	1,250
Lead prices (US$/lb)	0.98	1.04	1.06	0.95
Zinc prices (US$/lb)	1.08	1.15	1.18	1.00

Foreign exchange rates (USD/CAD)	0.8621	0.8696	0.8929	0.9100	*

 * Management’s long-term estimate

The recoverable amount of the Guanajuato mineral property based on the discounted future cash flows was $15,047, resulting in a pre-tax impairment charge of $3,914 recorded in 2014. The impairment charge has been recorded as a separate line item on the statement of comprehensive income (loss).

Sensitivities were carried out on the key assumptions used in the Guanajuato discounted cash flow model. Prior to the impairment charge, the carrying value of the Guanajuato mineral property, including associated working capital, at December 31, 2014 was approximately $18,961. The change to the pre-tax impairment charge as a result of movements in the underlying key assumptions would be:

	5% Change	10% Change
Average metal prices	$1,966	$4,462
Average metal grades	1,912	4,417
Average cost per tonne	1,300	2,752
Foreign exchange rates (USD/CAD)	490	933
	1% Change	2% Change
Discount rate applied	$280	$552

Impairment of GMC assets

As at December 31, 2014, the Company determined that declines in forecast expectations for long-term silver and gold prices are indicators of impairment for the GMC assets. In assessing the recoverable amount at December 31, 2014, the Company calculated the value in use of the Cata processing plant, shared infrastructure and equipment, and related assets (collectively, the “GMC assets”) using the latest mineral resource update for both Guanajuato and San Ignacio, valid as of July 31, 2014 and December 15, 2014, respectively. The mineral resource updates were rolled forward to December 31, 2014 to consider production through to that date. The projected cash flows are based on the following key assumptions:

•	Total estimated production of silver and gold from exhausting all mineral resources that existed as at December 31, 2014;
•	Consensus silver and gold prices and consensus foreign exchange rates (see table above);
•	Average silver and gold grades of 121 g/t and 2.49 g/t, respectively, for the San Ignacio resources;
•	Average silver and gold grades of 189 g/t and 1.77 g/t, respectively, for the Guanajuato resources;
•	Operating costs estimated at an average of US$101 per tonne milled;
•	Total development and sustaining capital cost estimated at approximately $21,832 over the lives of the assets; and
•	Discount rate of 12% (2013: 8-12%).

14

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

5.	Impairment of mineral properties, plant and equipment - continued

The recoverable amount of the GMC assets based on the revised discounted future cash flows was $9,986, resulting in a pre-tax impairment charge of $4,850 recorded in 2014. The impairment charge has been recorded as a separate line item on the statement of comprehensive income (loss).

The following table shows the pre-tax impairment charge by its asset classification.

2014
Plant and equipment	$3,695
Land and buildings	912
Furniture, fixtures and equipment	243
$4,850

Sensitivities were carried out on the key assumptions used in the GMC assets discounted cash flow model. Prior to the impairment charge, the carrying value of the GMC assets, including associated working capital, at December 31, 2014 was approximately $14,836. The change to the pre-tax impairment charge as a result of movements in the underlying key assumptions would be:

	5% Change	10% Change
Average metal prices	$4,816	$9,678
Average metal grades	7,215	14,436
Average cost per tonne	5,066	10,133
Foreign exchange rates (USD/CAD)	1,013	1,944
	1% Change	2% Change
Increase in discount rate applied	$987	$1,911

Impairment analysis of the Topia Mine

As at December 31, 2014, the Company determined that declines in forecast expectations for long-term silver and gold prices are indicators of impairment for the Topia Mine. In assessing the recoverable amount at December 31, 2014, the Company calculated the value in use of the property and related assets using the latest mineral resource update, valid as of November 30, 2013, which was rolled forward to December 31, 2014 to consider production through to that date. The projected cash flows are based on the following key assumptions:

•	Total estimated production of silver, gold, lead and zinc from exhausting all mineral resources that existed as at December 31, 2014;
•	Consensus silver, gold, lead and zinc prices and consensus foreign exchange rates (see table on page 14);
•	Average silver, gold, lead and zinc grades of 361 g/t; 0.47 g/t; 1.86%; and 2.69%, respectively;
•	Operating costs estimated at an average of US$174 per tonne milled;
•	Total development and sustaining capital cost estimated at approximately $4,724 over the life of mine; and
•	Discount rate of 10% (2013: 8-10%).

The recoverable amount of the Topia assets based on the revised discounted future cash flows was $19,411, resulting in a pre-tax impairment charge of $2,979 recorded in 2014. The impairment charge has been recorded as a separate line item on the statement of comprehensive income (loss).

The following table shows the pre-tax impairment charge by its asset classification.

2014
Mineral properties	$1,603
Plant and equipment	1,296
Land and buildings	28
Furniture, fixtures and equipment	52
$2,979

15

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

5.	Impairment of mineral properties, plant and equipment - continued

Sensitivities were carried out on the key assumptions used in the Topia discounted cash flow model. Prior to the impairment charge, the carrying value of the Topia Mine, including associated working capital, at December 31, 2014 was approximately $22,390. The change to the impairment charge as a result of movements in the underlying key assumptions would be:

	5% Change	10% Change
Average metal prices	$7,428	$15,740
Average metal grades	8,062	16,369
Average cost per tonne	5,593	11,299
Foreign exchange rates (USD/CAD)	964	1,841
	1% Change	2% Change
Discount rate applied	$1,485	$2,866

Impairment charges taken in 2013

During 2013, the Company recognized a pre-tax impairment charge of $6,359 associated with the Guanajuato Mine Complex and $5,683 in respect of the San Ignacio Project. There is no carrying value associated with San Ignacio included in mineral properties.

16

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

6.	Trade and other receivables

	December 31, 2014	December 31, 2013
Trade accounts receivable	$8,074	$11,473
Value added tax receivable	2,416	2,895
Other	273	117
	10,763	14,485
Allowance for doubtful amounts	(66)	(2)
	$10,697	$14,483

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities. In 2014, the Company wrote off $nil (2013 - $229) from its value added tax determined not to be recoverable.

7.	Inventories

	December 31, 2014	December 31, 2013
Concentrate	$5,615	$3,398
Ore stockpile	461	774
Materials and supplies	2,760	2,919
Silver bullion	92	121
	$8,928	$7,212

The amount of inventory recognized as a cost of sales for the years ended December 31, 2014 and December 31, 2013 includes production costs and amortization and depletion directly attributable to the inventory production process.

The amount of write-down of inventories to net realizable value for the year ended December 31, 2014 was $21 (2013 - $67) relating to silver bullion.

8.	Other current assets

	December 31, 2014	December 31, 2013
Marketable securities (note 20(d))	$4	$18
Prepaid expenses	644	598
Deposits and advances	102	109
	$750	$725

17

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

9.	Mineral properties, plant and equipment

The Company’s mineral properties, plant and equipment comprise the following:

	Mineral properties	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Total
Cost
Balance, January 1, 2013	$42,239	$35,225	$4,230	$2,914	$84,608
Reclassification from exploration and evaluation assets	5,683	-	-	-	5,683
Additions	9,134	2,810	31	453	12,428
Change in rehabilitation provision asset	(85)	-	-	-	(85)
Impairment charges (note 5)	(9,263)	(2,204)	(371)	(204)	(12,042)
Disposals	-	(73)	-	-	(73)
Foreign exchange	2,386	2,022	269	97	4,774
Balance, December 31, 2013	$50,094	$37,780	$4,159	$3,260	$95,293
Additions	5,861	2,378	206	344	8,789
Change in rehabilitation provision asset	113	-	-	-	113
Impairment charges (note 5)	(5,517)	(4,991)	(940)	(295)	(11,743)
Disposals	-	(95)	(18)	(3)	(116)
Foreign exchange	(1,884)	(1,340)	(140)	(26)	(3,390)
Balance, December 31, 2014	$48,667	$33,732	$3,267	$3,280	$88,946

Accumulated depreciation
Balance, January 1, 2013	$13,938	$11,964	$1,656	$1,599	$29,157
Amortization and depletion	7,239	5,432	107	518	13,296
Disposals	-	(62)	-	-	(62)
Foreign exchange	784	676	96	70	1,626
Balance, December 31, 2013	$21,961	$18,010	$1,859	$2,187	$44,017
Amortization and depletion	11,355	5,534	126	490	17,505
Disposals	-	(50)	(17)	-	(67)
Foreign exchange	(1,231)	(907)	(66)	(75)	(2,279)
Balance, December 31, 2014	$32,085	$22,587	$1,902	$2,602	$59,176

Net book value
December 31, 2013	$28,133	$19,770	$2,300	$1,073	$51,276
December 31, 2014	$16,582	$11,145	$1,365	$678	$29,770

18

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

10.	Exploration and evaluation assets

The Company’s exploration and evaluation assets comprise the following:

	Santa Rosa Property	El Horcon Property	Total
Cost
Balance, January 1, 2013	$1,406	$1,601	$3,007
Foreign exchange	81	93	174
Balance, December 31, 2013	$1,487	$1,694	$3,181
Foreign exchange	(47)	(53)	(100)
Balance, December 31, 2014	$1,440	$1,641	$3,081

11.	Intangible assets

	2014	2013
Cost
Balance, January 1	$2,116	$1,789
Additions	18	256
Foreign exchange	(55)	71
Balance, December 31	$2,079	$2,116

Accumulated depreciation
Balance, January 1	$1,451	$1,084
Amortization and depletion	312	316
Foreign exchange	(50)	51
Balance, December 31	1,713	1,451
Net book value, December 31	$366	$665

The Company’s intangible assets include computer software and costs of computer software customization and implementation.

12.	Trade and other payables

	December 31, 2014	December 31, 2013
Trade and account payables	$2,494	$2,243
Accrued liabilities	1,635	1,671
Value added tax payable	737	1,988
Extraordinary Mining Duty payable	241	-
Other payables	499	625
	$5,606	$6,527

Included in trade and other payables are amounts due to related parties which are disclosed in note 20.

19

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

13.	Reclamation and remediation provision

The Company’s reclamation and remediation provision relates to site restoration, clean-up and ongoing treatment and monitoring of the GMC and Topia operations. Although the ultimate amount of the rehabilitation provision is uncertain, the fair value of these obligations is based on information currently available which is reviewed at each reporting date to take into account any material changes to the information. A reconciliation of the reclamation and remediation provision is as follows:

	December 31, 2014	December 31, 2013
Balance, beginning of year	$2,440	$2,447
Change in estimates	643	(144)
Accretion expense	58	53
Foreign exchange loss	237	84
Balance, end of year	$3,378	$2,440

The reclamation and remediation provision is based on the following assumptions:

•	The total undiscounted estimated cash flows of GMC and Topia mines in conjunction, before estimated inflation, required to settle the Company’s estimated obligations is $3,259 (2013 – $2,449).

•	The expected timing of payments totaling $3,378 (including estimated inflation) is estimated as follows: $1,170 in 2017, $294 in 2018, $292 in 2019, $30 in 2020, $43 in 2021, $1,046 in 2022, and a total of $503 due after 2022.

•	A risk-free rate of 1.92% for Topia, 1.07% for GMC (2013 – 3.00% and 1.72% respectively) has been used to discount the cash flows.

The primary change from the Company’s previous estimate was the increase in the provision for the San Ignacio Mine associated with development of the mine and bringing it in to production during 2014.

14.	Share capital

(a)	Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued and fully paid:

Common shares: 139,562,040 (December 31, 2013 – 138,419,715)

Preferred shares: nil (December 31, 2013 – nil)

(c)	Share options

The Company is authorized to grant incentive share options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s 2007 Amended and Restated Incentive Share Option Plan, (“Share Option Plan”) options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares. The exercise price of options is determined by the Board of Directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted.

Options have expiry dates of no later than 5 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement.

20

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

14.	Share capital - continued

The continuity of share options for the years ended December 31, 2014 and 2013 are as follows:

	December 31, 2014		December 31, 2013
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	6,744,269	$1.41	5,637,600	$1.78
Granted	4,038,250	1.27	3,345,000	0.85
Forfeited	(1,147,437)	1.29	(1,678,668)	1.78
Exercised	(1,142,325)	0.66	(559,663)	0.69
Outstanding, end of year	8,492,757	$1.46	6,744,269	$1.41
Exercisable, end of year	4,002,159	$1.76	4,608,248	$1.65

The weighted average exercise share price of options exercised during the year was $1.16 (2013 – $1.13).

	Stock options outstanding		Stock options exercisable
Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Options exercisable	Weighted average exercise price
$0.45 to $0.90	1,871,670	2.1	933,996	$0.72
$0.92 to $1.71	4,561,087	3.8	1,008,163	1.55
$1.76 to $1.78	150,000	2.8	150,000	1.78
$1.90 to $2.25	220,000	1.9	220,000	2.17
$2.40	1,690,000	1.9	1,690,000	2.40
	8,492,757	3.0	4,002,159	$1.76

During the year, the Company recorded compensation expense of $856 (2013 - $911).

The weighted average fair value of options granted during 2014 was $0.63 (2013 - $0.37). The fair value per option granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

	2014	2013
Risk-free interest rate	1.94%	1.21%
Expected life (years)	3.0	2.6
Annualized volatility	85%	69%
Forfeiture rate	18%	16%

The annualized volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government bonds with a remaining term equal to the expected life of the options.

21

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

14.	Share capital – continued

(d)	Loss per share and diluted loss per share

	2014	2013
Net loss for the year	$(33,013)	$(12,729)

	2014	2013
Shares outstanding, beginning of period	138,419,715	137,860,052
Effect of share options exercised	729,958	291,075
Basic weighted average number of shares outstanding	139,149,673	138,151,127
Effect of dilutive share options	-	-
Diluted weighted average number of shares outstanding	139,149,673	138,151,127

Loss per share:
Basic	$(0.24)	$(0.09)
Diluted	$(0.24)	$(0.09)

For the year ended December 31, 2014, there were 6,418,750 (2013 – 5,966,269) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the year presented because the effect of including these shares would be anti-dilutive.

15.	Other income (expense)

Other income (expense) is comprised of the following:

	2014	2013
Insurance claims settlement	$519	$394
Scrap material sales	47	75
Silver bullion write-down, net of sales	(23)	(65)
Gain on disposition of plant and equipment	11	51
Losses incurred as a result of illegal occupation	(646)	-
Other	(81)	38
	$(173)	$493

Included in other expenses for the year ended December 31, 2014, was $646 associated with an illegal occupation that the Company experienced at its Guanajuato Mine during the first quarter of 2014. Upon regaining control of the site, the Company determined there had been theft of concentrate inventory, material and supplies inventory and fixed assets of $378, $195 and $73, respectively.

16.	Capital management

The Company’s objectives when managing capital are to:

•	ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern;

•	maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, and the operation of producing mines;

•	maintain investor, creditor and market confidence to sustain future development of the business; and

•	provide returns to shareholders and benefits for other stakeholders.

22

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

16.	Capital management - continued

In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and debt, net of cash and cash equivalents and short term investments. The Topia and Guanajuato mines are in production, but exploration and development activities are also performed at these properties in order to identify further resources. The Company plans to use funds from the sale of concentrates to fund operations, development and exploration activities.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. For the year ended December 31, 2014, the Company’s management assessed changes in quantitative and qualitative data with respect to the Company’s objectives, policies and processes for managing capital implemented in the prior year to ensure their continued appropriateness. Going forward, the Company will continue to focus on internally generated cash flow to reduce or eliminate its reliance on equity and debt financing.

The Company’s capital structure is dependent on expected business growth and changes in the business environment. As at December 31, 2014, the Company is not subject to externally imposed capital requirements.

17.	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, marketable securities, trade and other receivables, and trade and other payables. The carrying values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at December 31, 2014. The embedded derivative in the trade account is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data

The following table summarizes the Company’s financial instruments as at December 31, 2014:

	Available-for-sale financial assets	Loans and receivables	Financial liabilities at amortized cost	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$-	$17,968	$-	n/a
Marketable securities	4	-	-	Level 1
Trade and other receivables	-	10,697	-	n/a
Financial Liabilities
Trade and other payables	-	-	(5,606)	n/a

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable and payable approximate their fair value as at December 31, 2014.

The fair values of the Level 1 marketable securities are valued based upon publicly available information.

23

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

18.	Financial risk exposure and risk management

The Company is exposed in varying degrees to credit, liquidity, and market risk through its use of financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s development and exploration program, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The types of risk exposure and the way in which such exposures are managed are as follows:

(a)	Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its cash and cash equivalents, short term investments and trade and other receivables. The risk exposure is limited to their carrying amounts at the balance sheet date. The risk is mitigated by holding cash and cash equivalents and short term investments with highly rated Canadian and Mexican financial institutions. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates. Trade and other receivables primarily consist of trade accounts receivable and value added tax recoverable (“VAT”). To reduce credit risk, the Company regularly reviews the collectability of its trade and other receivables and establishes an allowance based on its best estimate of potentially uncollectible amounts. Trade receivables are due from large, multinational corporations that have conducted business in Mexico for a number of years. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

The average credit period for sales is four months and the Company will contractually receive up to 90% advance on payments. The Company has financial risk management policies in place to ensure that all receivables are received within the pre-agreed credit terms.

The aging of trade and other receivables at each reporting date are as follows:

	December 31, 2014	December 31, 2013
Less than 30 days	$8,074	$11,473
More than 30 days	$2,416	$2,895

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures there is sufficient capital to meet short term business requirements. A key management goal is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

The Company’s financial liabilities consist of trade and other payables which are due within one year. There are no financial liabilities with a maturity greater than one year.

(c)	Market risk:

The significant market risks to which the Company is exposed are currency, interest rate, commodity price and exchange risk.

(i)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

The Company’s exploration, development and operating costs, and a significant portion of its administrative costs are in Mexico and are denominated in Mexican pesos or US dollars. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

24

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

18.	Financial risk exposure and risk management - continued

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes the foreign exchange risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short term in nature and the foreign currency risk exposure on those receivables is minimal.

For the year, a 10% increase or decrease in US dollar exchange rate would have increased or decreased net income by $3,176.

For the year, a 10% increase or decrease in the Mexican peso exchange rate would have increased or decreased net income by $8,737.

The closing exchange rates for December 31, 2014 of MXN/CAD of 12.7146 (2013: 12.3168) and USD/CAD of 0.8620 (2013: 0.9402) were used in the above analysis.

(ii)	Interest rate risk

The Company is exposed to interest rate risk on its short-term investments and cash and cash equivalents, from the possibility that change in market interest rates will affect future cash flows. The Company’s approach is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company manages risk by monitoring changes in interest rates and by maintaining a relatively short duration for its portfolio of cash equivalent securities. Many of these instruments can be immediately redeemed and those of a fixed term do not exceed one year.

For the year, an increase or decrease in interest rate of 1% would have increased or decreased net income and comprehensive income for the year by $43.

(iii)	Commodity price risk

The Company is subject to risk from fluctuations in the market prices of silver, gold, lead and zinc. Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production and short-term changes in supply and demand because of speculative hedging activities.

The profitability of the Company’s operations is highly correlated to the market prices of these metals, as is the ability of the Company to develop its other properties. The value of trade receivables at the balance sheet date depends on changes in metal prices until finalization per the contractual quotation period. If metal prices decline for a prolonged period below the cost of production of the Company’s Topia and Guanajuato mines, it may not be economically feasible to continue production.

During the year, the Company did not hedge silver and gold prices and has a stated policy that it will not engage in long term hedging of silver prices.

A 10% change in the average commodity prices for the year, with all other variables held constant would have the following impact on the Company’s earnings:

	10% change in silver	10% change in gold	10% change in lead	10% change in zinc
Change in net income	$3,486	$1,955	$238	$295

(iv)	Exchange risk

The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for. The exchange price of the shares may fluctuate significantly depending on various other market factors. To mitigate the risk, the Company’s approach is to maintain minimal investments in marketable securities.

25

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

19.	Income taxes

(a)	Income tax expense

Income tax expense included in the consolidated financial statements is as follows:

	2014	2013
Current expense:
Income tax	$191	$183
Special Mining Duty	-	-
	191	183
Deferred expense (recovery):
Income tax	2,525	(6,240)
Special Mining Duty	(641)	2,579
	1,884	(3,661)
Income tax expense (recovery)	$2,075	$(3,478)

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense shown in these financial statements is as follows:

	2014	2013
Net income before tax	$(30,938)	$(16,207)
Canadian statutory income tax rate	26.00%	25.75%

Income tax expense at the statutory income tax rate	$(8,044)	$(4,173)
Difference in statutory tax rates in foreign jurisdictions	(1,142)	(841)
Effect of changes in future income tax rates	-	(400)
Non-deductible expenses	1,484	1,128
Benefit of tax attributes not previously recognized and other items	10,986	(1,406)
Change in prior years	274	(330)
Special Mining Duty	(1,423)	2,579
Non-taxable items	(60)	(35)
Income tax expense (recovery)	$2,075	$(3,478)

The Company's statutory tax rate is 26% (Federal 15% and BC 11%) in 2014 (2013: 25.75%).

In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company’s Mexican operations. The law is effective January 1, 2014 and, among other things, increases the future corporate income tax rate to 30% and requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. In addition, the law creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. The Extraordinary Mining Duty and Special Mining Duty are tax deductible for income tax purposes.

(b)	Deferred income tax assets and liabilities

Deferred tax assets and liabilities on the consolidated statements of financial position consist of:

	December 31, 2014	December 31, 2013
Deferred income tax assets	$71	$247
Deferred income tax liabilities	(2,128)	-
Deferred Special Mining Duty liabilities	(1,960)	(2,332)
	$(4,017)	$(2,085)

26

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

19.	Income taxes - continued

The following temporary differences and tax losses give rise to deferred income tax assets and liabilities as at:

	December 31, 2014	December 31, 2013
Tax losses carried forward	$4,904	$8,498
Provision for mine closure and restoration	412	860
Property, plant and equipment	(7,146)	(11,881)
Withholding tax liability	(2,128)
Other deductible temporary differences	(59)	438
Net deferred income tax liabilities	$(4,017)	$(2,085)

As at December 31, 2014, the Company had tax operating losses in Mexico of approximately $15,908 expiring between 2018 and 2024; non-capital losses of approximately $7,322 in Canada expiring between 2026 and 2034; and non-capital losses of approximately $25 in Luxembourg.

Unrecognized deferred tax assets:

Temporary differences and tax losses arising in Canada have not been recognized as deferred tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in these jurisdictions to recover such assets. The unrecognized temporary differences and tax losses are summarized as follows:

	December 31, 2014	December 31, 2013
Tax losses carried forward	$24,507	$6,678
Property, plant and equipment	2,881	1,347
Other deductible temporary differences	8,721	815
Unrecognized deferred income tax assets	$36,109	$8,840

Management assesses these temporary differences regularly and adjusts the unrecognized deferred tax asset in the period when management determines it is probable that some portion of the assets will be realized.

20.	Related party transactions

(a)	Subsidiaries

The consolidated financial statements include the accounts of Great Panther Silver Limited and its subsidiaries. The details of the Company’s subsidiaries and ownership interests are as follows:

Name	Incorporation Location	Ownership	Principal Activity
Mineral Mexicana el Rosario, S.A. de C.V.	Mexico	100%	Operations, exploration and holders of mineral property title
Metalicos de Durango, S.A. de C.V.	Mexico	100%	Mining service company
Minera de Villa Seca, S.A. de C.V.	Mexico	100%	Mining service company
Great Panther Silver Peru S.A.C.	Peru	100%	Inactive
Great Panther Finance Canada Limited	Canada	100%	Financing company
GP Finance International S.a. r.l.	Luxembourg	100%	Financing company

27

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

20.	Related party transactions - continued

(b)	Goods and services

The Company entered into the following related party transactions:

	2014	2013
Consulting fees paid or accrued to Platoro Resource Corp.	$457	$461
Rent, exploration and geology services provided to Cangold Limited and subsidiary	(176)	(175)
Key management compensation	2,275	3,465

Platoro Resource Corp. (“Platoro”) is a company controlled by Robert A. Archer through which Mr. Archer provides his services as President and CEO of the Company. Termination and change of control provisions are also provided for in the agreement with Platoro. As at December 31, 2014, $36 (2013 - $28) was payable to Platoro Resource Corp.

Cangold Limited (“Cangold”) has three directors and/or officers that are also directors and/or officers of the Company. Robert A. Archer and Ken Major serve as board members of both companies, and Robert Brown serves as an officer of both companies.
Mr. Archer also serves as Chief Executive Officer and President of both Great Panther and Cangold. The Company’s employees provide certain exploration and corporate secretarial services to Cangold and its subsidiary. In addition, the Company charges rent for shared office space. An amount of $144 (2013 - $8) due from Cangold Limited and its Mexican subsidiary, Coboro Minerales de Mexico S.A. de C.V., was included in trade and other receivables. See note 24 for subsequent events involving Cangold.

These transactions occurred in the normal course of operations, are measured at fair value, and were made on terms equivalent to those that prevail with arm’s length transactions.

(c)	Key management compensation

Key management includes the Company’s Directors, the President and Chief Executive Officer, the Chief Financial Officer and the Vice Presidents. The compensation paid or payable to key management for employee services and directors fees is shown below:

	2014	2013
Short-term benefits	$1,804	$2,345
Termination benefits	95	754
Share-based payments	376	366
	$2,275	$3,465

The Company is committed to making severance payments amounting to approximately $2,274 to certain officers and management in the event that there is a change of control of the Company.

(d)	Marketable securities

The Company’s marketable securities are entirely comprised of shares in Altair Gold Inc. a publicly-listed company. Up until December 5, 2014, Robert A. Archer, President and CEO of the Company, served as a director of Altair Gold Inc.

28

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

21.	Commitments and contingencies

(a)	Commitments

As of December 31, 2014, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years
Operating lease payments	$430	$383	$36	$11
Drilling services	560	560	-	-
Equipment purchases with third party vendors	9	9	-	-
Total commitments	$999	$952	$36	$11

(b)	Contingencies

As at December 31, 2014, the Company had not fully secured mineral property titles (“concessions”) for approximately 5,610 of its 7,908 hectares related to the El Horcon Project. Three of the Company’s mineral property title claims were cancelled due to what the Company believes was an administrative error on the part of the government agency which manages mineral property titles in Mexico. The Company is in the process of having the concessions reinstated and has successfully reinstated one concession. As it is believed that all three were cancelled due to the same error, the Company anticipates that the remaining two concessions may be reinstated in early 2015. Neither the status of the mineral property claims, or the process to reinstate the claims has affected the Company’s exploration work to date as it has not involved the claims in question. As the Company expects to be successful in reinstating the remaining two mineral property claims, no provision against the carrying value of the El Horcon Project has been recorded.

22.	Supplemental cash flow information

Other non-cash items are comprised of the following:

	2014	2013
Interest income	$(226)	$(336)
Accretion expense	58	54
Losses incurred as a result of illegal occupation	646	-
Reclamation and rehabilitation expense	530	-
	$1,008	$(282)

29

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

23.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico, one exploration and one Corporate. Due to diversities in geography and production processes, the Company operates the GMC and the Topia Mine separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The GMC operations produce silver and gold, and the Topia operations produce silver, gold, lead and zinc.

	Operations
	GMC	Topia	Exploration(1)	Corporate	Total
For the year ended December 31, 2014

Revenue from external customers	$-	$16,161	$-	$38,229	$54,390
Intersegment revenue	38,229	-	-	-	38,229
Total segment revenue	38,229	16,161	-	38,229	92,619
Intersegment elimination	(38,229)	-	-	-	(38,229)
Total revenue as reported	-	16,161	-	38,229	54,390
Production costs and share-based payments	(30,047)	(13,934)	-	-	(43,981)
Amortization and depletion	(13,713)	(2,857)	-	-	(16,570)
Cost of sales	(43,760)	(16,791)	-	-	(60,551)
Gross profit (loss)	(43,760)	(630)	-	38,229	(6,161)

Interest income	-	-	-	226	226
Finance costs	(18)	(40)	-	-	(58)

Impairment of mineral properties, plant and equipment	(8,764)	(2,979)	-	-	(11,743)
Loss before income taxes	(15,286)	(3,444)	(382)	(11,826)	(30,938)
Income tax expense (recovery)	81	9	-	1,985	2,075
Net loss for the year	(15,367)	(3,453)	(382)	(13,811)	(33,013)

Capital expenditures	6,743	1,903	-	-	8,646

December 31, 2014
Total assets	$22,033	$18,346	$3,081	$28,341	$71,801
Total liabilities	$4,952	$2,584	$-	$5,536	$13,072

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

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Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

23.	Operating segments - continued

	Operations
	GMC	Topia	Exploration(1)	Corporate	Total
For the year ended December 31, 2013

Revenue from external customers	$-	$15,934	$-	$38,020	$53,954
Intersegment revenue	38,020	-	-	-	38,020
Total segment revenue	38,020	15,934	-	38,020	91,974
Intersegment elimination	(38,020)	-	-	-	(38,020)
Total revenue as reported	-	15,934	-	38,020	53,954
Production costs and share-based payments	(26,965)	(13,302)	-	-	(40,267)
Amortization and depletion	(10,360)	(2,687)	-	-	(13,047)
Cost of sales	(37,325)	(15,989)	-	-	(53,314)
Gross profit (loss)	(37,325)	(55)	-	38,020	640

Interest income	1	-	-	334	335
Finance costs	(20)	(33)	-	-	(53)

Impairment of mineral properties, plant and equipment	(12,042)	-	-	-	(12,042)

Income (loss) before income taxes	(11,649)	198	(720)	(4,036)	(16,207)
Income tax expense (recovery)	365	243	-	(4,086)	(3,478)
Net income (loss) for the year	(12,014)	(45)	(720)	50	(12,729)

Capital expenditures	11,856	1,720	-	204	13,780

December 31, 2013
Total assets	$43,399	$25,634	$3,181	$27,905	$100,119
Total liabilities	$4,994	$2,941	$-	$3,364	$11,299

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

For the years ended December 31, 2014 and 2013, the Company had revenue from the following product mixes:

	2014	2013
Silver	$34,861	$36,176
Gold	19,551	19,197
Zinc	2,954	2,482
Lead	2,383	2,311
Ore processing revenues	645	686
Smelter and refining charges	(5,749)	(6,898)
Extraordinary Mining Duty	(255)	-
	$54,390	$53,954

31

Great Panther Silver Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2014 and 2013

23.	Operating segments - continued

For the years ended December 31, 2014 and 2013, the Company had three customers that accounted for the majority total revenues as follows:

Customer	Segment	2014	2013
Customer A	Guanajuato	$169	$-
Customer B	Guanajuato	14,627	19,250
Customer C	Guanajuato	23,852	780
Customer D	Guanajuato	5	18,720
Customer A	Topia	15,499	15,204
Other customers		238	-
		$54,390	$53,954

The trade accounts receivable balance of $8,074 at December 31, 2014 (2013 – $11,473) relates to three customers (2013 – three customers) (note 6).

24.	Subsequent events

On February 26, 2015, Great Panther and Cangold Limited (“Cangold”) announced that they entered into a binding letter agreement (the “Letter Agreement”) pursuant to which Great Panther will, subject to the terms and conditions of the Letter Agreement, acquire all of the issued and outstanding common shares of Cangold by way of a statutory plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Cangold shareholders will receive 0.05 common shares of Great Panther (each a whole common share, a “Great Panther Share”) for each common share of Cangold (a “Cangold Share”) resulting in, and assuming completion of the transaction, the issuance of approximately 2,139,000 Great Panther Shares in exchange for 42,780,600 Cangold Shares. Each outstanding option and warrant to acquire Cangold Shares will entitle the holder thereof to receive, upon the exercise thereof, 0.05 Great Panther Shares in lieu of each Cangold Share, at a price adjusted in accordance with the exchange ratio, and otherwise on the same terms and conditions as the original option or warrant. Subject to the terms and conditions of the Letter Agreement, Great Panther and Cangold have agreed to negotiate in good faith to enter into a definitive agreement relating to the Arrangement on or before April 25, 2015, or such later date as the parties mutually agree.

Concurrent with the execution of the Letter Agreement, Great Panther, Cangold and a Mexican subsidiary of Cangold, entered into a suite of loan documents pursuant to which Great Panther has (i) agreed to continue to provide technical, administrative and management services to Cangold and (ii) to provide discretionary credit advances (each an “Advance”), in the maximum aggregate amount of up to $1,500 (the “Loan”) inclusive of a prior debt already owing from Cangold to Great Panther in the approximate amount of $155 (the “Prior Debt”). Pursuant to the Loan principal owing thereunder will bear interest at the rate of 15%, will be secured by a general security agreement and share pledge agreement, and, subject to regulatory approval, Great Panther will be entitled to bonus common shares in the capital of Cangold in the amount of 20% of the Prior Debt divided by the Market Price (as such term is defined in TSX Venture Exchange policies) and a further 20% of the value of any Advance, divided by the Market Price.

Great Panther currently has three directors and/or officers that are also directors and/or officers of Cangold, including the same President and Chief Executive Officer.

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